SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of June, 2005.

ORIX Corporation

(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

Table of Documents Filed

Page
1. Notice of the 42nd Annual General Meeting of Shareholders made public on June 1, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 3, 2005	By	/s/ YUKIO YANASE
Yukio Yanase Deputy President ORIX Corporation

June 1, 2005

Yoshihiko Miyauchi

Representative Executive Officer

ORIX CORPORATION

2-4-1, Hamamatsu-cho

Minato-ku, Tokyo

Japan

Notice of the 42nd Annual General Meeting of Shareholders

ORIX CORPORATION

We cordially invite you to attend the 42nd Annual General Meeting of Shareholders of ORIX CORPORATION (“the Company”) to be held as set forth below.

Please note that this English language version of the Notice of the 42nd Annual General Meeting of Shareholders is only an extract and translation of the Japanese language original.

Date and Time:		10:00 a.m., June 21, 2005 (Tuesday)

Place:		“Mita NN Hall”
Mita NN Building, 1st Basement Floor 4-1-23, Shiba Minato-ku, Tokyo Japan

Proposals	1:	Amendments to the Articles of Incorporation
	2:	Election of 12 Directors
	3.	Issuance of Stock Acquisition Rights as Stock Options

Summary of

Operating Results:

Results of Operations and Assets for the 42nd Fiscal Year on a consolidated basis in accordance with US GAAP (Generally Accepted Accounting Principles)

(from April 1, 2004 to March 31, 2005)

	42nd Fiscal Year	41st Fiscal Year
Operating revenue (Millions of yen)	916,950	756,670
Net income (Millions of yen)	91,496	54,020
Net income per share (yen)	1,087.82	645.52
Total assets (Millions of yen)	6,068,953	5,624,957
Shareholders’ equity (Millions of yen)	727,333	564,047

Notes:

1.	Net income per share is calculated based on the average number of shares during the 42nd Fiscal Year. Any fractional amount of less than one*sen has been rounded up to one sen if it is one-half of one sen or more and been disregarded if it is less than one-half of one sen.

2.	Amounts other than those referenced in note 1 and ending in five hundred thousand or more are rounded up to the nearest million yen, and amounts ending in less than five hundred thousand are rounded down to the nearest million yen.

3.	In accordance with the Financial Accounting Standards Board’s Statement of Financial Accounting Standards Issue No. 144 (Accounting treatment for depreciation or disposal of long term assets), profit and loss relating to leased property falling under non-continuous transactions due to sale or intention to sell is excluded from operating revenue and independently indicated. Consequently, some operating revenue for the past years has been modified.

4.	These amounts do not include consumption tax, etc.

*	sen: Unit of Japanese currency, equivalent to one hundredth of one yen

Proposal 1: Amendments to the Articles of Incorporation

1. Summary of proposal and reasons for amendment

(1)	Addition of Business Purposes (Article 2)

Since the Company needs to prepare for future business development as well as to cope with present business conditions and clarify the business purposes, new business purposes will be added.

(2)	Amendments in connection with the abolition of the System of Closing of Register of Shareholders (Article 13)

In connection with the “Law to Amend Part of the Law Regarding Depository of Bond, Etc. to Rationalize the Settlement Concerning Trades of Stock, Etc.” (Law No. 88, 2004), which became partially effective on October 1, 2004, and which abolishes the system of closing of register of shareholders, the current Articles of Incorporation shall be amended as necessary.

2. Contents of amendments

The contents of the amendments are as follows:

(Changes indicated by underlined text)

Current provisions of the Articles of Incorporation	Provisions of the Articles of Incorporation as proposed to be amended
Article 2 (Purpose)	Article 2 (Purpose)

The purpose of the Company shall be to engage in the following businesses:	The purpose of the Company shall be to engage in the following businesses:

(1) — (7) [Omitted]	(1) — (7) [No Change]

[New Provisions]	(8) trust agreement agency business

[New Provisions]	(9) business of sale of trust beneficiary rights

(8) — (24) [Omitted]	(10) — (26) [No Change]

Article 13 (Record Date and Closing of Register of Shareholders)	Article 13 (Record Date)

Those shareholders of the Company who are permitted to exercise their rights at an annual general meeting of shareholders concerning each fiscal year shall be those shareholders registered as having voting rights on the Register of Shareholders and the Register of Substantial Shareholders as of the end of the same fiscal year.	Those shareholders of the Company who are permitted to exercise their rights at an annual general meeting of shareholders concerning each fiscal year shall be those shareholders registered as having voting rights on the Register of Shareholders and the Register of Substantial Shareholders as of the end of the same fiscal year.

ii) Notwithstanding the provisions of the preceding paragraph, the Company may choose a date other than the date specified in the preceding paragraph as the date as of which shareholders must be registered as having voting rights on the Register of Shareholders or the Register of Substantial Shareholders in order to be able to exercise their rights at the annual general meeting of shareholders corresponding to such fiscal year. In such a case, two (2) weeks’ prior public notice shall be given as to the chosen date.	ii) Notwithstanding the provisions of the preceding paragraph, the Company may choose a date other than the date specified in the preceding paragraph as the date as of which shareholders must be registered as having voting rights on the Register of Shareholders or the Register of Substantial Shareholders in order to be able to exercise their rights at the annual general meeting of shareholders corresponding to such fiscal year. In such a case, two (2) weeks’ prior public notice shall be given as to the chosen date.

iii) In addition to the cases provided for in the preceding two paragraphs, whenever necessary, the Company may temporarily suspend changes of entries in the Register of Shareholders, or may fix a record date, by giving two (2) weeks’ prior public notice.	iii) In addition to the cases provided for in the preceding two paragraphs, whenever necessary, the Company may temporarily fix a record date, by giving two (2) weeks’ prior public notice.

Proposal 2: Election of 12 Directors

The terms of office of all directors will expire at the conclusion of this Annual General Meeting of Shareholders.

Consequently, the shareholders are requested to elect 12 directors.

Candidates for the 12 director positions are as follows:

No.	Name	Current Position

1	Yoshihiko Miyauchi	Director, Representative Executive Officer, Chairman, Chief Executive Officer, ORIX Corporation

2	Yasuhiko Fujiki	Director, Representative Executive Officer, President, Chief Operating Officer, ORIX Corporation

3	Shunsuke Takeda	Director, Vice Chairman, Chief Financial Officer, ORIX Corporation

4	Hiroaki Nishina	Director, Deputy President, Head of Real Estate Business Headquarters, ORIX Corporation

5	Kenji Kajiwara	Director, Deputy President, Responsible for Domestic Sales Headquarters and Osaka Head Office

6	Yukio Yanase	Deputy President, Responsible for Overseas Activities, Alternative Investment & Development Headquarters and Office of the President

7	Masaaki Yamamoto	Director, ORIX Corporation

8	Tatsuya Tamura	Director, ORIX Corporation,

President, Global Management Institute Inc.

Director, The Suruga Bank, Ltd.

Director, Vodafone K.K.

Director, SKY Perfect Communications Inc.

Director, Kanebo COSMETICS INC.

9	Akira Miyahara	Director, ORIX Corporation, Executive Advisor to the Board, Fuji Xerox Co., Ltd.

10	Yoshinori Yokoyama	Director, ORIX Corporation, Auditor, Industrial Revitalization Corporation of JapanVisiting Professor, Hitotsubashi University Graduate School of International Corporate Strategy

11	Paul Sheard	Director, ORIX Corporation, Managing Director & Chief Economist Asia, Lehman Brothers

12	Hirotaka Takeuchi	Director, ORIX Corporation, Dean, Hitotsubashi University Graduate School of International Corporate Strategy

Note:	Each of Tatsuya Tamura, Akira Miyahara, Yoshinori Yokoyama, Paul Sheard and Hirotaka Takeuchi satisfies the requirements for Outside Directors provided in Item 7-2, Paragraph 2, Article 188 of the Commercial Code of Japan.

Proposal 3: Issuance of Stock Acquisition Rights as Stock Options

The shareholders are hereby requested to approve the Company’s issuance of stock acquisition rights as stock options to directors, executive officers, corporate auditors and employees of the Company, of subsidiaries of the Company and of other companies that have a shareholding relationship with the Company, such as companies affiliated with the Company, in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan:

1.	The reason for the need to issue stock acquisition rights to non-shareholders with particularly advantageous terms:

To further enhance the motivation of the directors, executive officers, corporate auditors and employees of the Company, of subsidiaries of the Company and of other companies that have a shareholding relationship with the Company, such as companies affiliated with the Company (hereinafter collectively referred to as the “Subsidiaries etc. of the Company”) to achieve better business results and to boost further their morale, the Company wishes to issue stock acquisition rights as stock options to the persons to be allocated stock acquisition rights referred in 2 below, as summarized in 3 below.

While the issuing price shall be free in order not to create a special burden on the persons to be allocated stock acquisition rights when stock acquisition rights are issued since they are issued as a stock option for the purpose of enhancing further the motivation of the persons to be allocated stock acquisition rights to achieve better business results and to boost further their morale, the amount to be paid in when exercising the stock acquisition rights shall be a price provided in (4) of 3 below.

2.	Persons to be allocated stock acquisition rights:

Directors, executive officers, corporate auditors and employees of the Company and the Subsidiaries etc. of the Company

3.	Summary of issuance of stock acquisition rights

(1)	Type and number of shares to be issued under stock acquisition rights

The maximum number of shares to be issued under the stock acquisition rights shall be 580,000 ordinary shares of the Company.

If the Company effects a share split or reverse share split, which becomes effective after the conclusion of this Annual General Meeting of Shareholders, the number of shares to be issued under the stock acquisition rights shall be adjusted according to the following formula; provided, however, that such adjustment shall be made only to the number of shares to be issued under the stock acquisition rights that have not been exercised at the time of the share or reverse share split, and any fractional amount of less than one share resulting from such calculation shall be disregarded.

Number of shares		Number of shares		Ratio of share
to be issued	=	to be issued	X	split or reverse
after adjustment		before adjustment		share split

In the event that the Company effects a merger, demerger, share-swap or share-transfer, which becomes effective after the conclusion of this Annual General Meeting of Shareholders, the number of shares to be issued under the stock acquisition rights shall be adjusted to the extent reasonable.

(2)	Total number of stock acquisition rights to be issued

The maximum number of stock acquisition rights to be issued shall be 5,800 units (100 ordinary shares of the Company per unit of the stock acquisition rights, provided, however, if the adjustment to the number of shares set forth in 3 (1) above has been made, the same adjustment shall be made.)

(3)	Issuing price of new shares acquisition rights

The issuing price of the new shares acquisition rights shall be free.

(4)	Amount to be paid in at the time of exercising stock acquisition rights

The amount to be paid in at the time of exercising per unit of the stock acquisition rights shall be the product of the amount to be paid in at the time of exercising stock acquisition rights per share to be determined by description below (hereinafter referred to as the “Exercise Price”), multiplied by the number of shares to be issued per unit of the stock acquisition rights set forth in 3 (2) above.

The Exercise Price shall be equal to the average of the closing prices of ordinary shares of the Company traded on the Tokyo Stock Exchange on each of the 30 trading days (excluding days on which no trading is made) commencing on the 45th trading day preceding the date on which the Exercise Price is determined, with fractional amounts of less than one yen to be rounded up to one yen; provided, however, that if the price so calculated is less than the closing price on the date that the Exercise Price is determined (or if there is no closing price on that day, the closing price on the closest trading day preceding the date that the Exercise Price is determined), the Exercise Price shall be such closing price.

In the event that there is a share split or a reverse share split, which becomes effective after the conclusion of this Annual General Meeting of Shareholders, the Exercise Price per share shall be adjusted according to the following formula, and any fractional amount of less than one yen resulting from such adjustment shall be rounded up to one yen.

Exercise Price		Exercise Price
after	=	before	X	1
adjustment		adjustment		Ratio of share split or reverse share split

In the event that the Company issues shares or disposes of treasury stock at a price less than the then-current market price after the conclusion of this Annual General Meeting of Shareholders (excluding instances of conversions of the former convertible bonds before the amendments by Law No. 128 of 2001, transfers of treasury stock under the former Article 210-2-2 of the Commercial Code of Japan before the amendments by Law No. 79 of 2001, exercise of the former warrant certificates, exercise of the former warrants under the provisions of former Article 280-19 of the Commercial Code of Japan, and exercise of stock acquisition rights), the Exercise Price per share shall be adjusted according to the following formula, and any fractional amount of less than one yen resulting from such adjustment shall be rounded up to one yen.

						Number of newly issued shares	X	Amount paid for one share
Exercise Price		Exercise Price	X	Number of shares already issued	+	Share price before the issuance of new shares
after	=	before
adjustment		adjustment		Number of shares already issued	+	Number of newly issued shares

The “Number of shares already issued” in the formula above shall be the number of shares that is the balance that remains after deducting the number of shares held by the Company from the total number of shares issued, and in the event that the Company disposes of treasury stock, the “number of newly issued shares” shall be replaced with “number of treasury stock to be disposed.”

In addition, in the event that the Company effects a merger, demerger, share-swap or share-transfer, which becomes effective after the conclusion of this Annual General Meeting of Shareholders, the Exercise Price per share shall be adjusted to the extent reasonable.

(5)	Exercise period of stock acquisition rights

The exercise period of the stock acquisition rights shall be from June 22, 2007 through June 21, 2015; provided, however, that if a person to whom the stock acquisition rights have been allocated (hereinafter referred to as the “Person with Stock Acquisition Rights”) no longer holds his/her status as any of a director, executive officer, corporate auditor, or employee of the Company or the Subsidiaries, etc. of the Company on or before June 21, 2007, such person may exercise his/her stock acquisition rights, beginning on the day after he/she loses his/her status.

(6)	Terms of exercise of stock acquisition rights

i)	The stock acquisition rights may be exercised no more than one year after the date on which a Person with Stock Acquisition Rights ceases to be any of a director, executive officer, corporate auditor, or employee of the Company or the Subsidiaries, etc. of the Company.

ii)	A Person with Stock Acquisition Rights must not have any reasons for disqualification, dismissal or removal, regarding any of his/her positions as a director, executive officer, corporate auditor or employee of the Company or the Subsidiaries, etc. of the Company, under the Commercial Code of Japan and other applicable laws or ordinances of Japan and/or other jurisdictions, or internal rules and regulations of the Company or the Subsidiaries, etc. of the Company, and not be in violation of such laws or ordinances or in substantial violation of the internal rules and regulations at the time of exercising the stock acquisition rights; provided, however, that this shall not apply in the event that the Company determines that it would be appropriate to approve the exercise of the stock acquisition rights by taking into consideration the level of contribution made in the past by the relevant Person with Stock Acquisition Rights, in order to improve the business performance of the Company or the Subsidiaries, etc. of the Company, as well as taking into consideration the details of the reason for the disqualification, dismissal or removal, or the violation concerned, and the situation in the context of cure or cessation thereof.

iii)	On or before June 21, 2007, a Person with Stock Acquisition Rights must not have resigned from his/her position as an employee for his/her personal reasons at the time of exercising the stock acquisition rights.

iv)	A Person with Stock Acquisition Rights shall not in any event pledge, assign for security, or otherwise encumber or dispose of in any other way the stock acquisition rights.

v)	A Person with Stock Acquisition Rights and his/her heir shall exercise his/her stock acquisition rights in accordance with the agreement for allocation of stock acquisition rights provided for in vi) below.

vi)	Other terms shall be stipulated in an agreement for allocation of stock acquisition rights, to be executed by the Company and a Person with Stock Acquisition Rights.

(7)	Reasons for and terms of cancellation of stock acquisition rights

i)	If a Person with Stock Acquisition Rights no longer satisfies any of the terms of stock acquisition rights provided for in 3 (6) above, the stock acquisition rights may be cancelled at no cost to the Company.

ii)	In the event the Company becomes the non-surviving company of a merger, becomes a company to be demerged by demerger, or becomes a wholly-owned subsidiary due to a share-swap or share-transfer, and the stock acquisition rights are not succeeded by a surviving company, newly established company, succeeding company or wholly-owning parent company, then the stock acquisition rights may be cancelled at no cost to the Company.

iii)	In the event that a Person with Stock Acquisition Rights waives all or part of such Person’s stock acquisition rights, the stock acquisition rights may be cancelled at no cost to the Company.

(8)	Restriction on assignment of stock acquisition rights

Approval of the Board of Directors of the Company is required in order to assign stock acquisition rights.

Report: Appropriation of Profit for the 42nd Fiscal Year

The cash dividend for the 42nd Fiscal Year is approved as 40 yen per share.